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MEMORANDUM	milliman.com

Preliminary Draft Subject to Change

TO:	Special Committee of the Board
Nationwide Financial Services

FROM:	Anna Berezovskaya
Bruce Winterhof
Laird Zacheis

DATE:	July 10, 2008

RE:	Actuarial Appraisal of Nationwide Life Insurance Company and Affiliates

We have developed certain sensitivity analyses to quantify the potential impact to actuarial appraisal values related to the current economic environment and the emerging experience of Nationwide Life and affiliates. All assumptions and models are as described in the report Actuarial Appraisal of Nationwide Life Insurance Company and Affiliates as of December 31, 2007, dated June 3, 2008 (Appraisal). All reliances and limitations contained in the Appraisal apply to this information as well.

We have developed the following sensitivity analyses:

1)	Impact of equity market movements between April 15, 2008 (the starting assumption for the Appraisal) and July 9, 2008. In aggregate, based on the mix of separate account funds mapped into various indices, the separate account return was about (5)% for this period. The Appraisal assumed normalized long term returns of about 2.1% for this period. The impact of the difference between actual and expected of (7.1)% is summarized below.

2)	Increase in Hedge Costs. Current market volatilities are slightly higher than as of April 15, 2008, which would produce higher hedge costs. We’ve summarized the impact of a 2.5% higher hedge cost to inforce values.

3)	Reduced Near Term Market Return Expectations. As a sensitivity, we’ve illustrated the impact of equity market growth of 0% for the remainder of 2008, half of long term expected growth in 2009, and long term expected growth in 2010 and later. This sensitivity includes the impact of market movements through July 9, i.e. sensitivity #1 above.

4)	Sales Growth Reductions. Illustrated below is the impact of reduced VA and RP (Private Sector) Sales as a result of the current market environment as projected by Nationwide. VA sales reflect a 10% decline in 2008, 15% growth in 2009-2012, and

Memorandum to Special Committee of the Board
July 10, 2008

then the Appraisal growth assumption. Private Sector reflects 2% growth in 2008, 8% growth in 2009, and Appraisal growth assumptions following. Note that roughly one-half of the impact to values is attributable to greater excess expenses; i.e. we have not changed budgets, although the expense allowables have declined substantially.

5)	Higher Reserve Financing Costs. Current reserve financing costs are higher than Nationwide’s long term expectations. As a sensitivity, we have illustrated the impact of doubling the reserve financing cost from 75 bp to 150 bp.

6)	Q2 Credit Losses. Nationwide is estimating credit losses in the second quarter to be $55 million to $60 million pre-tax. Under this sensitivity, we have illustrated the impact of $60 million in losses pre-tax, or $39 million after-tax.

7)	Increased Required Capital. Under this sensitivity, we have illustrated the impact of an increase in the required capital from the Appraisal assumption of 300% RBC, based on typical market expectations under a consolidation, to 375% RBC, based on Nationwide’s estimate of its stand alone requirement.

The results of the sensitivity analysis are illustrated below.

Sensitivity Analysis Inforce and Ten Years New Business Impact on Appraisal Value (in millions, after-tax and cost of capital)

Scenario		9%	10%	11%
Baseline		$9,695.0	$8,790.9	$8,022.6
Change in Value due to:
1)	Market Movements to July 9	$(216.7)	$(207.5)	$(199.2)
2)	Increase in Hedge Costs	(7.3)	(6.9)	(6.6)
3)	Near Term Market Returns: Equity Returns 0% in 2008, 5% in 2009	(325.1)	(309.4)	(295.5)
4)	Sales Growth Reduction	(647.8)	(559.2)	(484.6)
5)	Higher Reserve Financing	(87.5)	(77.4)	(68.8)
6)	Q2 Credit Losses	(39.0)	(39.0)	(39.0)
7)	375% RBC Target Capital	(289.8)	(322.0)	(348.3)

*    *    *    *    *

Please contact us with any questions on this material.

Preliminary Draft – Subject to Change